UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

B r a d e s c o	Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ) no. 60.746.948/0001-12

Notice to Stockholders

Monthly Interest on Own Capital increase and 100% Bonus Stock

The Board of Directors of Bradesco, in a meeting held today:

I.

approved proposal of the Board of Executive Officers to increase by 10% (ten percent) the amount of the Monthly Interest on Own Capital, paid in advance to the stockholders, in conformity with the Monthly Compensation System, increasing them from R$0.032775000 to R$0.036052500 for the common stocks and from R$0.036052500 to R$0.039657750 for the preferred stocks, effective as from the Interest referring to March/2007, to be paid on 4.2.2007, benefiting the stockholders enrolled in the Company’s records as of 3.1.2007.

The payment will be made by the net amount of R$0.030644625 for the common stocks and R$0.033709088 for the preferred stocks, after deduction of Withholding Income Tax of 15% (fifteen percent), except for the legal entity stockholders that are exempted from such taxation, which will receive according to the declared gross amount.

II.

resolved to submit to the Company’s stockholders at the Annual Meeting to be called on March 12th , 2007, the proposal for increasing the capital stock in the amount of R$3,800,000,000.00, increasing from R$14,200,000,000.00 to R$18,000,000,000.00, by using part of the balance of the “Profit Reserve - Statutory Reserve” account, attributing to the Company’s stockholders, free of charge, as bonus stock held, 1 (one) new stock, of the same type, for each stock held. The bonus stock held will be disclosed to the market by Bradesco, after the process being approved by the Brazilian Central Bank.

Simultaneously to the operation in the Brazilian Market, and in the same proportion, the bonus stock will benefit the DRs - Depositary Receipts in the U.S. (NYSE) and European (Latibex) Markets, as investors will receive one (1) new DR for each DR held, which will continue to be traded at the ratio of one (1) preferred stock for one (1) DR, in the respective markets.

The operation aims at adjusting the price of the stocks in the market to a more attractive level for trading, providing an improved liquidity to the shares, not implying an increase in the distribution of monthly dividends and/or interest on own capital.

Thus, the monthly interest on own capital to be declared after including the bonus stock in stockholders’ positions will be adjusted, from R$0.036052500 to R$0.018026250 for the common stocks and from R$0.039657750 to

R$0.019828875 for the preferred stocks, so that the stockholders will continue receiving equal amount of Interest.

Current stocks issued by the Company will continue to be traded, entitled to bonus stocks, and new stocks will be made available for trading after the approval of the respective process by the Brazilian Central Bank and included in the stockholders’ position, which will be purpose of future announcement to the market.

The unit price to be attributed to the bonus stocks, pursuant to the provisions in the Paragraph 1st of Article 25 of the Normative Ruling of the Brazilian Internal Revenue Service # 25, as of 3.6.2001, will be informed on the date of the Meeting.

Bonus Stock Rights - Stocks resulting from the bonus stock will be entitled to monthly dividends and/or interest on own capital, and possibly complementary dividends and/or interests to be declared as from the date the new stocks are included in the stockholders’ position. Those stocks will also be fully entitled to possible advantages attributed to other stocks as from the referred date on.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 09 th, 2007

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.